SEC File No. 82-4364

02 OCT 31 AM 8:21

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

21 October 2002

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02055651

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
News Release – Singapore Exchange-listed Roly International Named Among Forbes' World's Top 200 Best Small Companies Outside U.S.

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 21 October 2002.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 11/18

ROLY INTERNATIONAL HOLDINGS LTD

News Release - Singapore Exchange-listed Roly International Named Among Forbes' World's Top 200 Best Small Companies Outside U.S.

SINGAPORE, October 21, 2002 – Singapore Exchange-listed integrated retailer, distributor and supply chain management company **Roly International Holdings Ltd.** has been named by Forbes magazine as one of the top 200 companies outside the United States with annual revenue of less than US$1 billion.

In its October 28 issue, the international finance magazine said the Roly Group was one of ten Singapore-based companies cited among the 200 after drawing upon "the expertise and insight of our network of sources: fund managers, analysts and entrepreneurs."

"Take Roly, a turnaround story in Singapore. Founded in 1995 by the Taiwanese brothers Robert and Lu-Yen Wang, Roly overexpanded in the late 1990s and was hit hard by the Asian financial crisis. The company has since streamlined operations, and in its latest reporting period, Roly's net profit grew 369%, to $4.7 million. Roly, which sells branded children's apparel and toys, expects to capitalize on China's entry into the WTO," Forbes said.

Commenting on the listing in Forbes, Roly Group Chairman Mr. Wang Lu Yen said: "We are elated with the listing which underscores the faith that investors and the financial media have in Roly.

"Of late, we have not only streamlined our operations, but also geared the entire group for a stronger focus on China which we see as both a supply source for our customers but also a very sizeable market for the kinds of goods we specialize in," Mr. Wang said.

On October 16, Roly subsidiary, together with the Benetton Group, declared open a 3,000 square metre "megastore" – the largest in size among Benetton stores globally – in Shanghai. The megastore was officially opened by Chinese officials and executives from Roly and Benetton, and received wide international coverage.

With the opening of this megastore, the Roly Group is building upon the foundations of its retail and distribution business in China, Mr. Wang said.

About Roly

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through its Hong Kong Stock Exchange–listed Linmark Group Limited. In addition, the Group distributes home decor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the financial year ended 30 April 2002, it reported operating profit after tax attributable to shareholders of US$4.7 million, a 368.8% rise from US$1.0 million a year earlier.

~ Ends ~

Issued on behalf of Roly International Holdings Ltd. by:

WeR1 Consultants Pte Ltd
29 Scotts Road
Singapore 228224
Tel: (65) 6737-4844 Fax: (65) 6737-4944
Contact: Ms Janet Lee (janetlee@wer1.net)

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 21/10/2002 to the SGX